Exhibit 99.1
Shanda Interactive Entertainment Limited Announces Closing of $175 Million Convertible Senior Notes
Shanghai, China — September 16, 2008 — Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, the “Company”), a leading interactive entertainment media company in China, today announced the closing of the sale of $175 million aggregate principal amount of convertible senior notes due 2011 (the “Notes”) through a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”). The $175 million aggregate principal amount of Notes sold includes the exercise in full by the initial purchasers of their option to purchase up to an additional US$20 million aggregate principal amount of the Notes.
The Company intends to use the entire net proceeds of the offering, together with cash on hand, to repurchase an aggregate of $175 million of ADSs, subject to provisions that establish a maximum and minimum number of ADSs that may be repurchased, pursuant to an accelerated share repurchase transaction that the Company entered into with one of the initial purchasers or its affiliates.
This announcement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities. Neither the Notes nor the Company’s ordinary shares represented by the ADSs, if any, issuable upon conversion have been registered nor will they be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from registration requirements of the Securities Act and applicable state laws.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the establishment of the accelerated share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs authorized to be repurchased, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those described in the forward-looking statements, including but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.
Contact
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn
SNDA/G